

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

William J. Lyons
Executive Vice President and
Chief Financial Officer
CONSOL Energy Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONSOL Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 9, 2010**
> **File No. 001-14901**

Dear Mr. Lyons:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director